Larry Cretan Work History
Co-Founder and CFO of Federation Brewing
2012 – Present

Larry handles all financial matters and has 30 years of management and executive experience in commercial lending at four publicly-traded California banks, the longest tenure being 18 years at Wells Fargo. He was most recently the Chief Credit Officer for Mechanics Bank. He has a BA from Stanford University and an MBA from UCLA.